

October 27, 2014

<u>Via E-mail</u>
Ms. Debra A. Hess
Chief Financial Officer
NorthStar Realty Finance Corp.
399 Park Avenue, 18th Floor
New York, New York 10022

   Re: **NorthStar Realty Finance Corp.**
     Form 10-K for fiscal year ended December 31, 2013
     Filed on February 28, 2014
     File No. 001-32330

Dear Ms. Hess:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Robert F. Telewicz Jr

       Robert F. Telewicz Jr.
       Senior Staff Accountant